EX-99

FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES $11 MILLION INVESTMENT BY INTEL CAPITAL IN
ELRON GROUP COMPANY, JORDAN VALLEY

Tel Aviv, October 16, 2007 - Elron Electronic Industries Ltd. (TASE & NASDAQ:ELRN), announced today that Intel Capital, Intel's global investment organization, has completed an US$11 million investment in Jordan Valley Semiconductors, an Elron group company. Following the transaction, Elron holds approximately 21% of the outstanding shares of Jordan Valley, subject to adjustment based on Jordan Valley's future performance. Clal Electronics Industries Ltd. ("Clal") is the other major shareholder of Jordan Valley. Both Clal and Elron are part of the IDB group of companies.

          Jordan Valley has been developing tools for semiconductor metrology based on x-ray technology for over 12 years with offices in Israel, U.S., Europe and Asia. The advanced X-ray metrology solutions from Jordan Valley enable accurate and precise measurements for various thin-film applications in semiconductor manufacturing, and drive new advancements for the technology industry.

          Doron Birger, President and CEO of Elron commented: "We welcome Intel Capital's investment in Jordan Valley and believe that this investment is a testament to Jordan Valley's potential and will enable Jordan Valley to further develop and expand its products and solutions to become a leader in its field."

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:

Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.)